# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pintec Technology Holdings Limited, CIK 0001716338
CUSIP: 72352G107
Title of class of securities: American Depositary Shares (ADS), each representing 35 Class A Ordinary Shares, par value US$0.000125 per shares
Address of issuer's principal executive offices: 4/F, Vanke Times Center, Chaoyang Road, Chaoyang District, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 08/15/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-003499
Filed by CIK 0001765242

## Reporting persons
- Wei Wei: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wise Plus Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Pintec Technology Holdings Limited
Address of issuer's principal executive offices: 4/F, Vanke Times Center Chaoyang Road, Chaoyang District Beijing, F4, 100025

## Item 2. Person Filing
Name of person filing: Wei Wei and Wise Plus Limited (the "Reporting Persons," each, a "Reporting Person")
Address of principal business office or, if none, residence:
For Wei Wei
c/o 216, 2/F East Gate, Pacific Century Place
No. A2 Gongti North Road, Chaoyang District
Beijing, People's Republic of China

For Wise Plus Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110
British Virgin Islands
Citizenship:
Wei Wei - People's Republic of China
Wise Plus Limited - British Virgin Island

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Wei Wei: 0
Wise Plus Limited: 0
Percent of class:
Wei Wei: 0
Wise Plus Limited: 0
Sole power to vote or to direct the vote:
Wei Wei: 0
Wise Plus Limited: 0
Shared power to vote or to direct the vote:
Wei Wei: 0
Wise Plus Limited: 0
Sole power to dispose or to direct the disposition:
Wei Wei: 0
Wise Plus Limited: 0
Shared power to dispose or to direct the disposition:
Wei Wei: 0
Wise Plus Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G (File No. 005-90787), filed with the Securities and Exchange Commission on January 28, 2019

## Signatures
- Wei Wei: /s/ Wei Wei, Wei Wei (08/22/2025)
- Wise Plus Limited: /s/ Wei Wei, Wei Wei/Director (08/22/2025)